Exhibit 4.1

MASTER PURCHASE AND SALE
AGREEMENT

between

Clariant International AG

and

MADIONOVA GmbH

as of September 26, 2002

Table of Contents

1.	Definitions	6
2.	Sale and Purchase of Business, Consideration	16
2.1	Sale of the Business	16
2.1.1	Sale of Shares	16
2.1.2	Sale of Business by Seller and by Selling Subsidiaries	17
2.2	Total Purchase Price and the Total Net Purchase Price	19
2.3	Adjustment of Total Net Purchase Price	20
2.3.1	Purchase Price Reduction and Purchase Price Increase	20
2.3.2	Computation of Closing Date Net Working Capital Amount	20
2.3.3	Procedure	20
2.3.4	Payment of Purchase Price Increase and Purchase Price Reduction	22

3.	Closing	23
3.1	Closing Date of Transaction / Drop Dead Date	23
3.2	Conditions Precedent to Closing	23
3.2.1	EU-Merger Control	23
3.2.2	Material Adverse Change	24
3.2.3	Waiver	24
3.3	Action at Closing	24
3.3.1	Seller’s Actions	24
3.3.2	Purchaser’s Actions	25
3.4	Simultaneous Closing of Local Agreements	25
3.5	Right to Rescind the Agreement	25

4.	Representations and Warranties of Seller	26
4.1	Organization and Qualification	26
4.2	Capital Structure	27
4.3	Ownership	27
4.4	Financial Information	27
4.5	Absence of Adverse Changes	28
4.6	Assets	29
4.7	Approvals, Permits and Authorizations	30
4.8	Claims and Litigation	30
4.9	Taxes	30
4.10	Agreements with Third Parties	31
4.11	Intellectual Property/Know-how	32
4.12	Pensions/Social Security Payments	32
4.13	Compliance with the Law	33
4.14	Environmental Matters	33
4.15	Warranty Claims and Product Liability	33
4.16	Insurance	33
4.17	Assets and Liabilities of Clariant Emulsion Holding AB and

	Clariant Emulsion Norden AB	34
4.18	Stay-On Incentives	34
4.19	Information Provided/Absence of Breach	34
4.20	No Further Warranties	34

5.	Remedies	35
5.1	Term of Warranties and Representations	35
5.2	Notification and Arbitration	35
5.3	Damages	35
5.4	Limitations	36
5.4.1	De Minimis	36
5.4.2	Maximum Amount	36
5.4.3	Exempt Representations and Warranties	36
5.4.4	Exclusion of Liability	37
5.5	Procedure with Third Parties and Authorities	38
5.6	Sale of Receivables	38
5.7	No Application to Indemnities and Covenants	39

6.	Indemnities	39
6.1	Environmental Indemnification	39
6.1.1	Management of Environmental Issues	39
6.1.2	Indemnification of Purchaser	39
6.1.3	Indemnification of Seller	40
6.1.4	Shared Liability	41
6.1.5	Undeterminable Contamination	41
6.1.6	Conditions	41
6.1.7	Maximum Amount	43
6.2	Tax Indemnification	43
6.2.1	Indemnification	43
6.2.2	Right to Participate in Tax Audits	43
6.3	Indemnification regarding Transferred Employees	44
6.3.1	Indemnification of Purchaser	44
6.3.2	Indemnification of Seller	45
6.3.3	Employees’ Inventions	45
6.4	Indemnification for Excluded Liabilities	45
6.5	Indemnification for Borvi S.A	45

7.	Product Liability / Liability Insurance	46

8.	Covenants	47
8.1	Covenants not to compete	47
8.1.1	Covenant of Seller	47
8.1.2	Covenant of Purchaser	48
8.1.3	Obligation to pass on non-compete covenants	49
8.2	Transfer of Distribution Rights and Distribution Know-how	49

8.2.1	Transfer of Distribution Know-how and Information	49
8.2.2	Transfer of Distribution Rights	50
8.2.3	Seller’s Indemnity	51
8.2.4	Agency Agreements	51
8.3	Actions of Seller before/on Closing	52
8.3.1	Termination of Agreements between the Companies and Seller	52
8.3.2	Conclusion of Service, Toll Manufacturing, Lease and IT Agreements	52
8.3.3	Information of Employees	53
8.4	Sale of Clariant Emulsion Norden AB	53
8.5	Conduct of Business	53
8.6	Supply of PVOH	54
8.7	VAM	54
8.8	Future use of DBM	54
8.9	Amendments of existing supply agreements	55
8.10	Good faith cooperation	55

9.	Intellectual Property	55
9.1	Licenses	55
9.1.1	Grant of License regarding emulsion applications to Seller for
	the use of the Transferred Intellectual Property	55
9.1.2	Licenses regarding Emulsion Powder	56
9.2	Trademarks	57
9.2.1	Interim Use of Transferred Trademarks by Seller	57
9.2.2	Name and Trademark Clariant	57

10.	Transfer of Management Responsibility and Directors	58
10.1	Transfer of Management Responsibility	58
10.2	Resignations of Directors	58

11.	Relation to Local Agreements	59

12.	Miscellaneous	59
12.1	Taxes/Notarial Fees/VAT	59
12.2	Costs	60
12.3	Notice	60
12.4	No Waiver	61
12.5	Entire Agreement	61
12.6	Binding on Successors	61
12.7	Confidentiality / Announcements	61
12.8	Severability	62
12.9	Subordinated Liabilities	62

13.	Governing Law and Arbitration	62
13.1	Governing Law	62

13.2	Arbitration	62

MASTER PURCHASE AGREEMENT

between

Clariant International AG, Rothausstrasse 61, 4132 Muttenz, Switzerland

“Seller”

and

MADIONOVA GmbH, Frankfurter Strasse 111, 61476 Kronberg / TS, Germany

“Purchaser”

WHEREAS, Seller through its Affiliated Companies is active in the emulsion and the emulsion powder business;

WHEREAS, Purchaser intends to acquire Seller’s European, U.S. and Canadian emulsion business and Seller’s worldwide emulsion powder business, excluding Japan (the “Business” as defined below in detail);

WHEREAS, Purchaser, in a due diligence review, has analyzed certain Due Diligence Material disclosed by Seller to Purchaser relating to the Business;

WHEREAS, the transaction will be structured partly as a share deal, partly as an asset deal: Purchaser will, according to the terms and conditions of this Agreement, purchase in a share deal all the shares of Clariant Emulsion Holding AB and 72,87 % of the quotas of Clariant Polisinteza d.o.o. Purchaser will according to the terms and conditions set forth in this Agreement take over the emulsion and emulsion powder Business conducted by Clariant GmbH and Clariant Iberica S.A. and also the emulsion and emulsion powder related sales activities of Seller’s Affiliated Companies in the United Kingdom, in France, Switzerland, Belgium, Italy, Austria and Greece (the “Selling Subsidiaries”). For these asset deals the Selling Subsidiaries will conclude local purchase agreements (“Local

Agreements”) with Purchaser and/or certain subsidiaries of Purchaser (“Purchasing Subsidiaries”).

NOW, THEREFORE, the Parties have come to the following agreement.

ARTICLE 1
Definitions

As used in this Agreement, the following terms have the following meaning unless the context requires otherwise:

“Accounting Expert” shall mean the firm of accountants appointed by the Parties pursuant to art. 2.3.3 of this Agreement.

“Acrylic Technology” shall mean water based emulsions containing polymers made of combinations of acrylate esters and/or styrene polymers as developed prior to Closing by Clariant Polymers KK, including the patents listed in Schedule 1.0.

“Affiliated Companies” shall mean all companies in which Seller (or a company that controls directly or indirectly 50 % or more of the voting rights in Seller) or, as the case may be, Purchaser (or a company that controls directly or indirectly 50 % or more of the voting rights in Purchaser) controls directly or indirectly 50 % or more of the voting rights.

“Agreement” shall mean this Agreement and its Schedules as amended from time to time pursuant to art. 12.5 of this Agreement.

“Assumed Contracts” shall mean, with the exception of the Excluded Contracts, all the contracts and contract offers, whether oral or written which the Seller or the Selling Subsidiaries have concluded or made and pertain to the Transferred Assets or the Business on the Closing Date. The Assumed Contracts include but are not limited to contracts listed in Schedule 1.1.

“Assumed Liability” shall mean except for Excluded Liabilities, all liabilities and obligations of any kind whether liquidated or unliquidated, known or unknown, fixed or contingent, accrued or unaccrued, whether or not reflected or reserved for in the Financial Statement and whether presently in existence or arising hereafter relating to or arising out of (i) the operations, affairs and conduct of the Business by the Selling Subsidiaries or (ii) the Transferred Assets. Assumed Liabilities include, but are not limited to:

–	all liabilities and obligations arising under the Assumed Contracts to the extent they relate to the Business or the Transferred Assets including without limitation any liabilities and obligation arising from or relating to the performance or non-performance of the Assumed Contracts by the Selling Subsidiaries before the Closing Date;

–	subject to art. 6.3 of this Agreement, all liabilities and obligations in respect of Transferred Employees;

–	all liabilities and obligations in respect of accounts payable or similar obligations (whether billed or accrued) relating to the Business conducted by the Selling Subsidiaries;

–	liabilities relating to down-payments on orders the Business conducted by the Selling Subsidiaries has received;

“Business” shall mean (i) the business conducted by the Companies and (ii) the emulsion powder business as conducted on the Closing Date by the Selling Subsidiaries and (iii) any business opportunities for non-TLP emulsions in the United States and Canada and (iv) the emulsion business as conducted on the Closing Date by the Selling Subsidiaries except for (a) TLP and (b) emulsion business based on Acrylic Technology or Ink Jet Paper Coating Technology. The emulsion and emulsion powder business as described above shall include without limitation the purchase of raw material, the production of emulsions and emulsion powder on the basis of such raw material, the sale of emulsions and emulsion powder and related research, development, technical assistance and quality assurance activities. The emulsion business and business opportunities for emulsions as described above shall only be transferred under this Agreement in relation to Europe, to the United States and to Canada, respectively.

“Business Day” shall mean any day other than Saturday, Sunday or any other day for which commercial banks in Basel, Switzerland, or Frankfurt, Germany, are required by applicable law to remain closed.

“CHF” shall mean Swiss Francs, being the lawful currency of Switzerland.

“China” shall mean the People’s Republic of China.

“Closing” shall mean the consummation of the transactions described in art. 2 of this Agreement in accordance with art. 3 of this Agreement.

“Closing Date” shall mean the date defined in art. 3.1 of this Agreement.

“Closing Date Net Working Capital Amount” shall mean the amount of net working capital of the Business existing at the Closing Date calculated in accordance with Schedule 1.2.

“Companies” shall mean Clariant Emulsion Holding AB, Clariant Emulsion Norden AB

and Clariant Polisinteza d.o.o.

“Disputed Matter” shall have the meaning defined in art. 2.3.3 of this Agreement.

“Due Diligence Material” shall mean the material listed in Schedule 1.3 which has been submitted to Purchaser for the due diligence review including the written answers provided to Purchaser’s information requests, provided that any document submitted in the Slovenian, Greek or Japanese language without translation into German or English shall not be deemed Due Diligence Material. The Due Diligence Material shall be stored with Baker&McKenzie, Zurich, until September 30, 2004.

“Employment Contracts” shall mean all rights and obligations arising from all employment relationships with Transferred Employees on the Closing Date, whether or not based on a written contract.

“Environmental Liabilities” shall mean any costs and expenses, including attorneys’ fees and expenses as well as fines, penalties and the costs of coming into compliance (provided and to the extent that (i) the conditions in art. 6.1.6 are met and (ii) the issue concerned has not been specifically identified in Schedule 1.3.a, liabilities, losses, or damages of any nature whatsoever which arise as a result of or relate to

(a)	any spill, release, threatened release or presence of any substance, material or any other emission into or in the environment, into or in buildings, part of buildings or facilities or on or under real estate, or

(b)	any activity or condition not in compliance with applicable laws or regulations in force at the date hereof or coming into force within 5 years after the date hereof pertaining in any way to the environment, health, worker safety or plant safety, including, without limitation the failure to obtain, maintain in effect or comply with any permit, license, consent, applicable law or regulation pertaining to the environment, provided that changes in the applicable law or regulation that have become effective after the date hereof shall be disregarded if and to the extent the change in law or regulation relates to the activities of the Business as conducted on or after the Closing Date or relate to any other activity that the Purchaser, the Purchasing Subsidiaries, the Companies or a third party may elect to perform on the sites transferred on or after the Closing Date.

“Europe” shall mean the countries listed in Schedule 1.4.; Purchaser is aware of the fact that Portugal is not included in such list.

“Excluded Assets” shall in relation to the Business conducted by the Selling Subsidiaries mean:

–	cash on hand or in banks, cash equivalents and financial investments;

–	all original documents and records relating to the Business as far as the Selling Subsidiaries are required to retain such books and records pursuant to applicable law (Seller shall, however, upon request of Purchaser provide copies free of cost);

–	all claims for Tax refunds or other tax assets relating to Taxes paid or caused before the Closing Date and not included as receivables in the calculation of the Closing Date Net Working Capital Amount;

–	the land used by the Business at the Tarragona site for conventional emulsions and the land used by the Business at the Höchst site;

–	all rights and claims against third parties (including any rights under insurance contracts against insurance companies) pertaining to any Excluded Assets or Excluded Liabilities;

–	all participations in other companies including but not limited to, Clariant GmbH’s participation in InfraServ GmbH & Co. Höchst KG;

–	all claims relating to discounts on raw material purchased before the Closing Date such as in particular the Vinyl Acetate Monomer and Acrylate Esters turnover discounts, provided that such discounts are not included in the calculation of the Closing Date Net Working Capital Amount.

“Excluded Contracts” shall in relation to the Business mean all the contracts listed in Schedule 1.5 and any contracts relating to Excluded Assets and Excluded Liabilities.

“Excluded Liabilities” shall in relation to the Business conducted by the Selling Subsidiaries mean the following liabilities and obligations:

–	all liabilities or obligations for any Taxes arising from or with respect to the Transferred Assets and the Business conducted by the Selling Subsidiaries prior to the Closing Date;

–	all liabilities and obligations related to Excluded Assets or to Excluded Contracts;

–	all financial debt;

–	all Environmental Liabilities existing at the date hereof, except to the extent assumed by Purchaser according to art. 6.1;

–	all loans towards the Seller or any affiliate of Clariant AG, Muttenz, except to the extent fairly reflected in the Financial Statement or the computation of the Closing Date Net Working Capital Amount;

–	all liabilities and obligations related to products produced and sold by the Companies or the Selling Subsidiaries prior to the Closing Date and based on an occurance prior to the Closing Date, unless such liabilities and obligations entitles Seller or Seller’s Affiliated Companies to a claim against Purchaser or Purchaser’s Affiliated Companies under applicable law or supply contracts;

–	all liabilities and obligations arising from or related to litigation, arbitration or other adversarial civil procedures arising from or relating to the Business conducted by the Selling Subsidiaries or any Transferred Assets as far as such procedures commenced before the Closing Date;

–	all liabilities and obligations arising from or related to Seller’s or its Affiliated Companies’ operation or cessation of operations of any plant sites closed prior to the Closing Date, including but not limited to plants in Austria;

–	With the exception of employees’ invention for which Purchaser according to art. 6.3.3 is liable, all liabilities and obligations relating to personnel that are not transferred in the course of the transaction contemplated by this Agreement.

“Financial Debt” shall mean the financial debt and unfunded pension liabilities as of December 31, 2001 and listed in Schedule 1.5.a.

“Financial Statements” shall mean the consolidated balance sheet and the consolidated profit and loss statement of the Business for the fiscal year having ended December 31, 2001 and the consolidated profit and loss statement covering the period from January 1, 2002, to June 30, 2002, all as reviewed by PricewaterhouseCoopers and attached as Schedule 1.6.

“Ink Jet Paper Coatings Technology” shall mean water based emulsions for the surface coating of glossy ink jet paper on the basis of copolymers of acrylate esters and styrene monomers as developed prior to Closing by Clariant Polymers KK.

“Local Agreement” shall mean the agreements to be concluded between the Selling Subsidiaries and the Purchasing Subsidiaries substantially with the terms and in the form as set forth in Schedule 1.7.

“Material Adverse Change” shall mean any event – other than changes related to regulation of residual VAM, pricing of raw materials and war or terror related activities – which at the date hereof can not have been foreseen and had or is reasonably expected to have a direct adverse effect on the fair value of any Transferred Asset or on the Business as a whole in excess of CHF 20 million.

“Notice of disagreement” shall have the meaning defined in art. 2.3.3. of this Agreement.

“Party” or “Parties” shall mean one or both parties to this Agreement.

“Purchase Price Increase” shall have the meaning defined in art. 2.3.1 (ii) of this Agreement.

“Purchase Price Reduction” shall have the meaning defined in art. 2.3.1 (i) of this Agreement.

“Purchasing Subsidiaries” shall mean the subsidiaries of Purchaser which act as purchasers under the Local Agreements.

“Resolution Period” shall have the meaning defined in art. 2.3.3 of this Agreement.

“Seller” shall mean Clariant International AG, Rothausstrasse 61, 4132 Muttenz.

“Seller’s best knowledge” shall mean the knowledge of any of the persons listed in Schedule 1.7a and shall include the knowledge such person should have after having made due inquiries with the persons directly reporting to them with respect to the issues that fall within the responsibility of these reporting persons.

“Selling Subsidiaries” shall mean Clariant GmbH, Clariant Iberica S.A., Clariant Benelux SA, Clariant France SA, Clariant Austria GmbH, Clariant UK Limited, Clariant Hellas S.A. and Clariant Italia SpA.

“Shares” shall mean all of the shares outstanding of Clariant Emulsion Holding AB, i.e. 20’000 shares of Clariant Emulsion Holding AB with a nominal value of SEK 100 each, and a quota of 72,87 % of the outstanding quotas of Clariant Polisinteza d.o.o. with a total nominal value of SIT 168,840,000.

“Signing Date” shall mean the date on which both Parties sign this Agreement. If the Parties sign this Agreement on different dates, the later of such dates shall be the Signing Date.

“Site” shall mean Höchst and Tarragona as further described in Schedule 1.8

“Taxes” shall mean all tax liabilities whether actual or deferred in respect of income taxes, sales taxes, VAT, any turnover or cost related taxes, withholding taxes, stamp duties and any other transfer duties, payroll taxes, and property taxes and all other levies and taxes.

“Total Purchase Price” shall mean the purchase price defined in art. 2.2 of this Agreement for the whole Business before deduction of the Financial Debt as stipulated in art. 2.2 and before the adjustment as stipulated in art. 2.3 of this Agreement.

“Total Net Purchase Price” shall mean the Total Purchase Price after the deduction of the

Financial Debt as stipulated in art 2.2, but before the adjustment as stipulated in art. 2.3 of this Agreement.

“TLP” shall mean any chemicals (including intermediates) for applications designed for or requested by the textile, paper or leather industries regardless whether such chemicals are currently existing or will be developed in the future. Emulsions for VAE non-woven textiles shall be explicitly excluded from TLP.

“Transferred Assets” shall mean with the exception of the Excluded Assets (i) all assets owned by Clariant GmbH and Clariant Iberica S.A. which are used for the Business as conducted on the Sites on the Closing Date, (ii) the assets owned by the other Selling Subsidiaries as listed in Schedule 1.9, (iii) the Transferred Intellectual Property Rights.

Schedule 1.10 reflects the status of the Transferred Assets as of December 31, 2001. Any assets listed in Schedule 1.10 which have been disposed of by the Selling Subsidiaries between December 31, 2001 and the Closing Date are not part of the Transferred Assets. Any assets acquired by the Selling Subsidiaries with respect to the Business between December 31, 2001 and the Closing Date in the ordinary course of business or any replacement of assets listed in Schedule 1.10 are part of the Transferred Assets.

“Transferred Employees” shall mean employees who are by more than 75% engaged by the Selling Subsidiaries for the Business on the Closing Date as listed in Schedule 1.11. Schedule 1.11 reflects the status of the Transferred Employees as of September 24, 2002. If the Employment Contracts of employees listed in Schedule 1.11 are terminated before the Closing Date such employees shall not be considered as Transferred Employees. If the Selling Subsidiaries between September 25, 2002, and the Closing Date in the ordinary cause of business and in compliance with this Agreement conclude new employment contracts with employees, who are exclusively or predominantly engaged in the Business such employees will be considered as Transferred Employees.

“Transferred Intellectual Property Rights” shall mean the trademarks, trademark applications, patents, patent applications, industrial design patents and domain names set forth in Schedule 1.12a and all rights in respect of technical knowledge, know-how, technical and commercial secrets, processes and formulae used in or otherwise belonging to the Business as existing on the date of this Agreement or as invented or developed until the Closing Date,. Transferred Intellectual Property Rights shall specifically include any patent and patent applications for Portugal as well as the entire patent base for VAE Emulsions worldwide.

“United States” means the United States of America.

“VAE Emulsions” shall mean emulsion containing vinyl acetate and ethylene, alone or among other monomers.

ARTICLE 2
Sale and Purchase of Business,
Consideration

2.1	Sale of the Business.

2.1.1	Sale of Shares. Subject to the terms and conditions defined herein Seller hereby agrees to sell (or have one of Seller’s Affiliated Companies sell) to Purchaser and Purchaser agrees to buy from Seller (or from one of Seller’s Affiliated Companies) 20’000 shares of Clariant Emulsion Holding AB with a nominal value of SEK 100 each and one quota of Clariant Polisinteza d.o.o. with a nominal value of 168,840,000 SIT. If Seller until the Closing Date is able to purchase further quotas in Clariant Polisinteza d.o.o. such quota shall be sold together with the other shares and for the purpose of this Agreement be considered as part of the Shares.

2.1.2	Sale of Business by Seller and by Selling Subsidiaries. Subject to the terms and conditions defined herein Seller shall either sell itself or cause the Selling Subsidiaries to sell the Business conducted by them and to transfer the Transferred Assets, the Assumed Contracts, the Assumed Liabilities and the Transferred Employees to the Purchasing Subsidiaries in accordance with this Agreement and the Local Agreements. For such purpose the Parties shall cause the Selling Subsidiaries and the Purchasing Subsidiaries to sign the Local Agreements as soon as possible after this Agreement has been signed.

If an Assumed Contract pertains to the Business sold and at the same time also to the business retained by the Selling Subsidiary, such contract shall not be treated as an Assumed Contract in its entirety but shall be split between Selling Subsidiary and Purchasing Subsidiary and shall be regarded partially as Assumed Contract, partially as Excluded Contract. If such split is not possible the contract shall be retained by the Selling Subsidiary and the benefits and costs of such contract shall be split internally between the Selling Subsidiary and the Purchasing Subsidiary.

If, after the Closing Date, either Purchaser or Seller, as the case may be, receives any amounts in part or in full to be paid under the Assumed Contracts or the Excluded Contracts, as the case may be, which should, in accordance with the terms of this Agreement and, in particular with this art. 2.1.2, have been paid to the other Party, then the Party having received such amount shall forward any such amount, which it has incorrectly received, to the other Party as follows:

–	Each of Seller and Purchaser shall, by the end of each month, for a period of twelve (12) months after the Closing Date provide to each other monthly statements showing the amounts owed to, or to be claimed from, the other Party as a result of any such incorrect payment.

–	Any such amounts shall be set off against each other immediately after receipt of the respective monthly statements by each Party and the net amount owed by any Party shall become due and payable no later than on the fifth (5th) Business Day of the subsequent calendar month.

–	Should Seller and Purchaser, after having received the relevant monthly statements, disagree as to the amounts to be paid by any Party and to be set off, Seller and Purchaser shall jointly appoint an independent firm of accountants pursuant to the rules defined in art. 2.3.3 which shall, with binding effect for both Parties, determine any amount which would be payable by either Seller or Purchaser after the relevant set-off.

If and to the extent the transfer of any Transferred Assets, Assumed Liabilities, and Assumed Contracts to Purchaser requires the consent of a third party or is subject to any other condition, Seller and Purchaser shall after the Closing Date use their best efforts to obtain such consent or satisfy such condition without undue delay. As far as Assumed Liabilities have to be paid within 90 days after the Closing Date the Parties will, however, not try to obtain the creditor’s consent but Purchaser will discharge such Assumed Liabilities.

The Parties shall, for the period after the Closing Date until the necessary consent has been obtained or the necessary condition satisfied or if it is impossible or impracticable to obtain the consent of a third party or satisfy a condition required for the effective sale and assignment of a Transferred Asset, the assumption of an Assumed Liability or the entry into an Assumed Contract, for the purposes of their internal relationship, conduct themselves in such a way as if the transfer or entry had taken place on the Closing Date. In these cases, Seller will, in respect of its external relationships, remain the owner of the relevant Transferred Asset, remain the debtor of the relevant Assumed Liability and remain the party to the relevant Assumed Contract but will act so for the account of Purchaser. Purchaser shall at its own cost perform all obligations under all Assumed Contracts held by Seller for the account of Purchaser, pursuant to this art. 2.1.2 and Seller shall assign all the rights from such contracts to the Purchaser. Purchaser shall, furthermore, satisfy at its own cost all Assumed Liabilities for which Seller, pursuant to this art. 2.1.2, externally remains the debtor.

In case that any of the Transferred Assets, Assumed Contracts or Transferred Employees should not belong to the Business, the Parties agree that such contract, asset or employee shall remain with or transferred back to Seller and the Selling Subsidiaries without an adjustment of the Total Purchase Price.

2.2	Total Purchase Price and the Total Net Purchase Price. The Total Purchase Price for the Business sold in accordance with art. 2.1 of this Agreement amounts to CHF 213,500,000 (in words: CHF twohundredthirteenmillionfivehundredthousand.). After the deduction of the Financial Debt, the Total Net Purchase Price, subject to adjustment after Closing in accordance with art. 2.3 of this Agreement, amounts to CHF 179,193,000.— (in words: CHF onehundredseventyninemilliononehundredninetythreethousand). Such Total Net Purchase Price shall be attributed to the various objects of the sale in accordance with Schedule 2.2; according to such attribution the price of the Shares sold according to art. 2.1.1 of this Agreement and the consideration for covenants and other performances of Seller under this Agreement shall in total amount to CHF 99,613,000.— , whereas the price to be paid under the Local Agreements to the Selling Subsidiaries shall amount to a total of CHF 79,580,000.—. Such price excludes VAT, if applicable which shall be charged separately to the Purchasing Subsidiary concerned. Any Purchase Price Increase or Purchase Price Decrease shall be attributed to the various objects of the sale in accordance with the causes of such adjustment.

Should Seller with the prior written consent of the Purchaser purchase before the Closing Date additional quotas in Clariant Polisinteza d.o.o. which pursuant to art. 2.1.1 of this Agreement are sold to the Purchaser, the Purchase Price shall be in-

creased by the price paid by Seller for such quotas.

2.3	Adjustment of Total Net Purchase Price

2.3.1	Purchase Price Reduction and Purchase Price Increase. The Total Net Purchase Price shall be adjusted after the Closing as follows:

(i)	if the Closing Date Net Working Capital Amount is less than CHF 12,875,000.— the Total Net Purchase Price shall be reduced by the difference between the Closing Date Net Working Capital Amount and CHF 12,875,000.— (the “Purchase Price Reduction”).

(ii)	if the Closing Date Net Working Capital Amount exceeds CHF 12,875,000.— the Total Net Purchase Price shall be increased by the difference between the Closing Date Net Working Capital Amount and CHF 12,875,000.— (the “Purchase Price Increase”).

Any payments made on the basis of net working capital adjustments/clauses set forth in Local Agreements shall be pooled in order to assure a uniform execution of (i) and (ii) in a consolidated view as provided for in art. 11 of this Agreement.

2.3.2	Computation of Closing Date Net Working Capital Amount. The Closing Date Net Working Capital Amount shall be computed in accordance with Schedule 1.2. In determining the Closing Date Net Working Capital Amount the conversion cost as part of the finished goods inventory shall be taken into account only up to CHF 5,833,000.

2.3.3	Procedure. Seller shall in close cooperation with the Companies and in particular with the personnel up to then responsible for the accounting of and within the Business and in accordance with Schedule 1.2 compute the Closing Date Net Working Capital Amount within 60 calendar days after the Closing Date. Such computation shall be based on the foreign exchange rates in effect on the Closing Date and shall be computed using the same accounting methods as those used for the preparation of the Financial Statements and as warranted in art. 4.4. After such calculation has been completed it shall be reviewed by Seller’s present auditors.

The Parties shall cooperate with each other in facilitating the computation and review of the Closing Date Net Working Capital Amount and the Purchaser shall furnish such access to the Business’ books and employees after the Closing Date as the Seller and the auditors may reasonably request for such task.

Within 10 days after the Seller’s calculation of the Closing Date Net Working Capital Amount has been reviewed, the Seller shall furnish such computation to the Purchaser together with a notice explaining in reasonable detail the computation of the Closing Date Net Working Capital Amount (“Seller’s Computation”). Such computation shall become final and binding upon the Parties unless the Purchaser gives written notice (“Notice of Disagreement”) to the Seller within 30 calendar days following receipt of the computation of the Closing Date Net Working Capital Amount. The Notice of Disagreement shall relate solely to the computation of the Closing Date Net Working Capital Amount and shall specify in reasonable detail the nature of any disagreements so asserted.

During the period of 30 calendar days (the “Resolution Period”) following the receipt by the Seller of the Notice of Disagreement, the Parties shall attempt to resolve any differences which they may have with respect to any matters specified in the Notice of Disagreement. If at the end of the Resolution Period the parties have failed to reach written agreement with respect to all of such matters, then all such matters as specified in the Notice of Disagreement as to which such written agreement has not been reached (the “Disputed Matters”) shall be submitted to and reviewed by an Accounting Expert which shall be an accounting firm with an international reputation having an office in Switzerland and having no other material relationship with either Party.

If within 30 calendar days following the expiration of the Resolution Period, the Parties have failed to agree in writing on the selection of the Accounting Expert or any Accounting Expert selected by them has not agreed to perform the services called for hereunder, the Accounting Expert shall thereupon be selected by the president of the Commercial Court of the Canton of Zurich (“Handelsgericht”) with it being a requirement that the president of the Handelsgericht shall select an accounting firm with an international reputation having an office in Switzerland and having no other material relationship with either Party.

The Accounting Expert shall compute the Closing Date Net Working Capital Amount and its decision with respect to the Closing Date Net Working Capital Amount shall be final and binding upon the Parties (“Schiedsgutachten”). With the exception of Disputed Matters, the Accounting Expert’s computation shall, however, be based on Seller’s computation (for all elements of Seller’s computation not mentioned in the Notice of Disagreement) or on written settlements reached by the Parties (for all Disputed Matters on which the Parties before the examination by the Accounting Expert have agreed upon). The fees and expenses of the Accounting Expert in connection with the determination of any Disputed Matter shall be borne one half by the Seller and one half by the Purchaser.

2.3.4	Payment of Purchase Price Increase and Purchase Price Reduction. The Seller shall pay in cash to the Purchaser (or a company designated by the Purchaser) or the Purchaser shall pay in cash to the Seller (or a company designated by the Seller) an amount equal to the Purchase Price Reduction or the Purchase Price Increase, as the case may be, with addition of interest equal to 6 % p.a. from the Closing Date to the date of effective payment in CHF by wire transfer of same day funds within 7 calendar days after the computation of the Closing Date Net Working Capital Amount has become final and binding upon the Parties.

ARTICLE 3
Closing

3.1	Closing Date of Transaction / Drop Dead Date. Unless agreed otherwise by the Parties the transaction described in this Agreement shall be consummated at the offices of Seller or such location mutually agreed between the Parties at the end of the last calendar day of the month in which the conditions precedent set forth in art. 3.2 of this Agreement have been met, provided that if the condition precedent are met in the month of December 2002, the closing shall take place 7 Business Days after the conditions precedent have been met, at the latest, however, on December 31, 2002 ("Closing Date").

In case the transaction cannot be consummated within nine months after the date hereof because the condition precedent in art. 3.2.1 has not been met, either Party shall have the right to terminate this Agreement by providing written notice to the other Party. Such termination shall be without any consequences for either of the Parties and the Parties shall not be obliged to consummate the transaction as described in this Agreement.

3.2	Conditions Precedent to Closing. The transaction contemplated herein shall be consummated if all of the following conditions have been met:

3.2.1	EU-Merger Control. The authorization of the EU-merger control authority in Brussels has been granted.

Purchaser and Seller shall take all steps necessary to procure the satisfaction of the above conditions and, in particular, make all the necessary filings with the competent authorities. Seller and Purchaser shall fully cooperate in the pertinent procedures and, in particular, provide the necessary information on the Parties and on the Business for filings to be made. Each Party shall carry its own internal and external costs in this connection.

3.2.2	Material Adverse Change. The Business has not been affected by a Material Adverse Change

3.2.3	Waiver. Purchaser, but not Seller, shall be entitled to waive in writing the condition precedent described in art. 3.2.2 above.

3.3	Action at Closing

3.3.1	Seller’s Actions

3.3.1.1	With respect to the transfer of the Shares, the following actions shall be performed by Seller and the Selling Subsidiaries.

On the Closing Date Seller shall deliver to Purchaser and/or cause certain of its Affiliated Companies to deliver:

–	The Shares

–	All documents necessary to effect the valid transfer of the ownership of the Shares, including, but not limited to, the documents listed in Schedule 3.3.1

3.3.1.2	Furthermore, Seller shall repay by wire transfer all the intercompany loans (principal amounts plus accrued interest) that the Companies have granted to Seller or Seller’s Affiliated Companies and that exist on the Closing Date (the cash repaid shall be taken into account in the computation of the Closing Date Net Working Capital Amount). Any amount not repaid on the Closing Date shall be repaid as soon as possible thereafter, and shall accrue interest equal to 6 % p.a. from the

Closing Date.

3.3.2	Purchaser’s Actions

Purchaser shall transfer to Seller (by wire transfer to a bank account to be notified by Seller to Purchaser) the Total Net Purchase Price of CHF 179,193,000.—, to be credited and available for Seller on Seller’s bank account on 11 a.m., Swiss time, on the Closing Date. Furthermore Purchaser shall repay by wire transfer the intercompany loans Seller and Seller’s Affiliated Companies have granted to the Companies as listed in Schedule 3.3.2 (such loans shall be taken into account as financial debt in the calculation of the Closing Date Net Working Capital Amount). Any amount not repaid on the Closing Date shall be repaid as soon as possible thereafter, and shall accrue interest equal to 6 % p.a. from the Closing Date.

3.4	Simultaneous Closing of Local Agreements.The Parties shall cause the Selling Subsidiaries and the Purchasing Subsidiaries to (i) consummate all Local Agreements simultaneously with this Agreement on the Closing Date in accordance with the provisions on closing defined in this Agreement and such agreements and (ii) execute the agreements in accordance with art. 8.3.2 on the Closing Date.

3.5	Right to Rescind the Agreement. If the Total Net Purchase Price is not paid on the Closing Date to Seller as provided for in art. 3.3.2 of this Agreement the rules set forth in art. 103 to 106 of the Swiss Code of Obligation (hereinafter “CO”) apply without any further notice being necessary pursuant to art. 102 CO. As an alternative to the enforcement of the contract Seller may – if the purchase price has not been paid within 7 Business Days after the Closing Date – at any time after the expiry of such grace period rescind this Agreement by providing Purchaser with written notice (“Seller’s Rescission Notice”).

If Clariant GmbH or Clariant Iberica S.A. have failed to comply with their closing obligations defined in the Local Agreements, the rules set forth in art. 103 to 106 CO apply without any further notice being necessary pursuant to art. 102 CO. As an alternative to the enforcement of the contract Purchaser may - if Clariant GmbH or Clariant Iberica S.A. have not complied with all their closing obligations defined in the Local Agreements within 7 Business Days after the Closing Date - at any time after the expiring of such grace period rescind this Agreement by providing Seller with written notice (“Purchaser’s Rescission Notice”).

If this Agreement is rescinded pursuant to this art. 3.5 all the Local Agreements are automatically rescinded. Such rescission shall be Seller’s or Purchaser’s sole remedy, if Seller provides the Seller’s Rescission Notice, or if Purchaser provides Purchaser’s Rescission Notice, as applicable.

ARTICLE 4
Representations and Warranties of Seller

Seller represents and warrants for the Business (i.e. for the Companies and the Business sold by the Selling Subsidiaries in accordance with the Local Agreements) as of the Closing Date as follows:

4.1	Organization and Qualification. The Companies are duly organized and validly existing under the laws under which they have been incorporated and have full right and authority to own and to operate their properties and to engage in the business in which they are now engaged. Schedule 4.1 contains the articles of incorporation of the Companies as in force on the Closing Date.

The Seller and the Selling Subsidiaries are corporations duly organized and validly existing and in good standing under the laws under which they have been incorporated and have full right and authority to enter into this Agreement and the Local

Agreements respectively and to consummate such agreements; subject only to art.3.2.

4.2	Capital Structure. As of the Closing Date, the Companies have the capital set forth in Schedule 4.2. No further capital, voting or non-voting stock, convertible securities or similar rights in the Companies have been or will by the Closing Date be created or issued or agreed to be issued. All the Shares sold pursuant to art. 2.1 of this Agreement have been validly issued and fully paid in.

4.3	Ownership. On the Closing Date Seller, or as the case may be, Seller’s Affiliated Companies transferring such Shares have full right and capacity to transfer and sell complete title to the Shares on the Closing Date. On the Closing Date the Selling Subsidiaries have full right and capacity to transfer and sell complete title to the Transferred Assets.

Upon the delivery of the Shares provided for in art. 3.3 of this Agreement, Purchaser will receive good and valid title to the Shares, free and clear of all liens, encumbrances or other rights of third parties. With the exception of Transferred Assets held in trust for the Purchasing Subsidiaries by the Selling Subsidiaries or by third parties pursuant to the Local Agreements the Purchasing Subsidiaries will receive on the Closing Date good and valid title to the Transferred Assets free and clear of all liens and encumbrances or other rights of third parties other than retention of title agreed in the normal cause of business in supply situations, and other than liens or encumbrances or other rights of third parties created with the Purchaser’s prior written consent.

4.4	Financial Information. The Financial Statements set forth in Schedule 1.6 have been prepared in accordance with the carve out principles and the procedures described in the Notes to the Financial Statements on the basis of accounting records which have been maintained in accordance with International Accounting Standards and applied on a consistent basis. The Financial Statements in accordance with such procedures and principles reflect in all material respects the financial position of the Business as of December 31, 2001 and of the operating results of the Business for the year ended on December 31, 2001. The Seller is not aware of any facts or events which would require a significant change to the Financial Statements if they had been known at the time the Financial Statements were prepared.

Schedule 1.2 has been set-up in accordance with the principles applied to the Financial Statements and has been reviewed by PricewaterhouseCoopers.

4.5	Absence of Adverse Changes. Seller represents and warrants that in the period between December 31, 2001, and the Closing Date the Business:

–	has been conducted in its ordinary course and no tangible or intangible assets that are part of the Business have been assigned, transferred, pledged or encumbered (other than in the ordinary course of business). The conduct of the business is considered to be ordinary if the value of the assets concerned is below the amount of CHF 100,000 individually or CHF 1,000,000 in total;

–	has not suffered any material damage, destruction or loss by fire or other casualty which is not compensated by insurance payments under insurance policies made to the Companies and/or the Business;

–	has not hired or made binding offers towards employees with an annual salary exceeding CHF 100,000, unless listed in Schedule 4.5.1;

–	The investments listed in Schedule 4.5.2 have been made or are reserved for as listed in Schedule 4.5.2.

Seller, furthermore, represents and warrants that the Companies in the period between December 31, 2001 and the Closing Date have not paid dividends other than those set forth in Schedule 4.5.3

Any transactions made in compliance with art. 8 and art. 9 are exempt from such warranty.

4.6	Assets. After the transfer of the Transferred Assets pursuant to the Local Agreements the Purchasing Subsidiaries, with the exception of the cash necessary to carry on the Business, will own all the assets which – together with the land leased pursuant to art. 8.3.2 of this Agreement and other equipment leased under the Assumed Contracts – are necessary to carry on the Business as it has been carried on prior to the Closing Date. The Companies own – or have valid leases to use – all the assets which are necessary to carry on their Business as it has been carried on prior to the Closing Date. Except as explicitly set out in this Agreement or any lease agreement or license agreement to be entered into pursuant to this Agreement, the Business does not use or require any assets (other than the Transferred Assets) or intellectual property rights (other than the Transferred Intellectual Property Rights) owned by the Seller or Affiliated Companies of Seller. For the avoidance of doubt, the Clariant WINS platform shall be excluded from this art. 4.6.

The fixed assets transferred under the Local Agreement and the fixed assets owned by the Companies are in good operating condition and repair and are adequate to carry on the Business in the ordinary course of business and in the same fashion and manner as prior to the Closing Date.

The inventory transferred pursuant to the Local Agreements and the inventory owned by the Companies consists only of raw material which meets the agreed or otherwise applicable product specification and which is in a condition to be processed in the Business and of end products or intermediate products which – as the case may be – meet the agreed or otherwise applicable specifications and are in a quality to be sold to customers or to be further processed in the Business. The Parties agree that all quality downgrades necessary on the inventory as of the Closing Date as well as any warranty claims regarding raw material supplied by Purchaser and Affiliated Companies of Purchaser will be properly reflected in the computation of the Closing Date Net Working Capital Amount.

On the receivables transferred pursuant to the Local Agreements and the receivables owned by the Companies the amount which is reflected in the computation of the Closing Date Net Working Capital Amount can be collected on the applicable due date, subject to art. 5.6 of this Agreement.

4.7	Approvals, Permits and Authorizations. On the Closing Date the Companies and the Selling Subsidiaries respectively are in possession of all business permits (“Realkonzessionen”) and personal permits (“Personalkonzessionen”) or otherwise required permits or governmental licenses (the “Business Permits”) which are necessary for carrying out the Business. Such Business Permits are accurate, in full force and effect and no revocation, limitation or amendment of any such permit is pending or has been threatened. Purchaser acknowledges the fact that after the transfer of the Business the Purchasing Subsidiaries must obtain certain new personal permits in their own name, such personal permits to be replaced by the Purchaser being listed in Schedule 4.7.

4.8	Claims and Litigation. Except as set forth in Schedule 4.8 as of the Closing Date, there are no action, order, suit arbitration, governmental inquiry (including criminal investigation) or investigation, administrative procedure or any other proceeding with a litigious value in excess of CHF 100,000.— pending or threatened in writing by or against the Seller, the Companies and/or the Selling Subsidiaries with respect to the Business, the Transferred Assets, the Assumed Liabilities and/or the Assumed Contracts.

4.9	Taxes. As of the Closing Date, the Companies have filed on a timely basis all tax returns for all Taxes required by law to have been filed and all such tax returns are complete and accurate. Seller, thus, is liable for all Taxes to be paid by the Companies due to any reassessments for tax periods before the Closing Date. Seller is also liable for any Taxes to be paid on constructive dividends paid by the Companies to Seller or to third parties before the Closing Date and for any Taxes to be paid because the Companies before the Closing Date have violated agreements they have concluded with tax authorities.

The Financial Statements set forth in Schedule 1.6 contain provisions to cover all Taxes caused by profits realized or business transacted by the Companies before December 31, 2001, if such Taxes have not yet been paid before such date. The Closing Date Net Working Capital Amount contains provisions to cover all Taxes caused by profits realized or business transacted by the Companies from January 1, 2002 until the Closing Date to the extent included in Schedule 1.2, if such Taxes have not yet been paid before such date.

4.10	Agreements with Third Parties. On the Closing Date the Companies are not in default under any material agreements to which they are a party. On the Closing Date the Seller and the Selling Subsidiaries are not in default under any material Assumed Contract. Furthermore, the Seller, the Selling Subsidiaries and the Companies have, to Seller’s best knowledge, performed and complied with all obligations under any agreement that was or is material to the Business, including, without limitation, under any material Assumed Contract, except for occasional late payments and/or late deliveries not exceeding 60 calendar days after the respective due date. Until the Closing Date Seller, the Selling Subsidiaries and the Companies have done everything in consistence with past practice and in the ordinary course of business in view of obligations under the Assumed Contracts and material agreements of the Companies existing as of the Closing Date, but to be fulfilled after the Closing Date. They have not received a notice of termination, and there is - to the exception of change of control provisions as disclosed in Schedule 4.10 - no issue that entitles either party to termi-

nation for cause, with respect to any agreement that is material to the Business.

4.11	Intellectual Property/Know-how. Subject to art. 9 of this Agreement the Companies own or have sufficient rights to use at the Closing Date all the know-how and all patents, trademarks, copyrights and other intellectual property rights which they use for the conduct of their business as it is conducted prior to the Closing. Subject to art. 9 of this Agreement the Purchasing Subsidiaries will with the Transferred Intellectual Property have at the Closing Date all the know-how, patents, trademarks, copyrights and other intellectual property rights which the Selling Subsidiaries use for the conduct of the Business as it is conducted prior to the Closing. Purchaser acknowledges the fact that the software licenses set forth in Schedule 4.11 expire at the Closing Date and that the Companies and the Purchasing Subsidiaries need to obtain at their cost new licenses if they intend to continue to use the software concerned.

To Seller’s best knowledge the Business does not violate any intellectual property rights of third parties.

4.12	Pensions / Social Security Payments. As of December 31, 2001 all accrued pension liabilities towards the Business’ employees calculated as set forth in Schedule 4.12 are covered by funds of special foundations, by insurance contracts or provisions that have specifically been established for such purpose in the Financial Statement. All the accrued pension liabilities towards the Business’ employees for the period from January 1, 2002, until the Closing Date are taken into account in the computation of the Closing Date Net Working Capital Amount and the amount of such funds has been calculated using the same assumptions as listed in Schedule 4.12.

Seller, furthermore, warrants that the Companies have complied with all applicable social security and pension regulations and have made when due all the deductions and payments required to be made under such regulations until the Closing Date.

4.13	Compliance with the Law. To Seller’s best knowledge, the Companies and the Selling Subsidiaries with regard to the Business do not violate and have not violated any applicable laws (including tax laws), ordinances, regulations, decrees or orders of any government entity.

Seller, in particular, warrants that to Seller’s best knowledge the Companies and their plants, real estate and equipment and the Transferred Assets comply and have complied with all applicable labor and occupational health and safety laws, regulations, decrees and orders and that the competent authorities have not informed the Companies or the Selling Subsidiaries in writing that they will issue any orders with which the Business does not yet comply as of the Closing Date.

4.14	Environmental Matters. To Seller’s best knowledge, the Transferred Assets and all properties and facilities that are operated by the Companies comply and have complied with all applicable environmental laws, regulations, decrees and orders and that no authority or governmental agency has expressly informed the Seller, the Companies and the Selling Subsidiaries that they intend or consider to issue any order or to change any provision of an existing license or permit with which the Business does not yet comply.

4.15	Warranty Claims and Product Liability. Seller warrants that third parties have not raised within the last 3 years claims against the Companies and the Selling Subsidiaries in connection with any products delivered or services rendered by the Companies or the Selling Subsidiaries before the Closing Date which exceed CHF 100,000 in each individual case, whereby series of claims arising from the same or similar alleged defects are considered as one case, except as listed in Schedule 4.15.

4.16	Insurance. Seller has maintained for the products of the Business sold before the Closing Date insurance which applies the “claims made principle”. Seller has no knowledge of claims having occurred prior to the Closing Date which have not been notified to the appropriate insurance company.

4.17	Assets and Liabilities of Clariant Emulsion Holding AB and Clariant Emulsion Norden AB. As of the Closing Date the only assets of Clariant Emulsion Holding AB are 10’000 shares of Clariant Emulsion Norden AB with a nominal value of SEK 1,000 each. As of the Closing Date Clariant Emulsion Holding AB has – other than debts listed in Schedule 4.17 – no debts or other liabilities (including contingent liabilities). Until the Closing Date Clariant Emulsion Holding AB has not exercised any activities other than to own shares of Clariant Emulsion Norden AB.

4.18	Stay-On Incentives. Seller has concluded agreements providing for stay-on incentives with each of the key employees identified in Schedule 4.18.

4.19	Information Provided/Absence of Breach. The information provided in the Due Diligence Material, in the information memorandum dated June 2002, in the written material distributed to Purchaser upon the occasion of the management presentation on July 11, 2002, or in the written information provided in the course of the negotiation of this Agreement is true and correct in all material respects and fairly represents all material elements required for a reasonable purchaser for the assessment of the value of the Business. Furthermore, to Seller’s best knowledge, no representation and warranty set forth under this art. 4 is breached at the date hereof.

4.20	No Further Warranties. Except as expressly provided in this art. 4, Seller makes no representation or warranty with respect to the Shares or to the Business.

ARTICLE 5
Remedies

5.1	Term of Warranties and Representations. The representations and warranties set forth in art. 4 of this Agreement shall continue in effect until June 30, 2004. The representations and warranties set forth in art. 4.9 of this Agreement shall, however, continue in effect until six months after the statute of limitation on the tax claims concerned has expired and those set forth in art. 4.4 until May 31, 2005. The representations and warranties set forth in art. 4.3, 4.6 and 4.11 shall continue in effect until the seventh anniversary of the Closing Date.

5.2	Notification and Arbitration. The Parties waive the notification and examination requirements of art. 201 of the Swiss Code of Obligations. However, Purchaser has to notify Seller within 60 calendar days after Purchaser has detected a breach of warranties triggering the threshold of art. 5.4.1 (i), describing in reasonable details such breach. If Purchaser has notified Seller of a breach of representations and warranties, Purchaser has to commence arbitration in accordance with art. 13.2 of this Agreement within 12 months after such notification has been made, unless the claim raised by Purchaser is either settled before the expiry of such deadline or the Parties agree in writing on an extension of such deadline. If Purchaser fails to meet such deadline, the claim concerned shall be forgone and unenforceable.

5.3	Damages. In case of a breach of a warranty or representation by Seller, Seller shall within the limitations set forth in art. 5.4 of this Agreement either remedy the breach within 60 calendar days after having been notified of the breach or pay to Purchaser damages, if and in the amount Purchaser is entitled to under this art. 5, or, at the election of the Purchaser, pay such amount to the Companies or the Purchasing Subsidiaries. Any representation or warranty given by Seller under this Agreement shall be for the benefit of the Purchaser, the Companies and the Purchasing Subsidiaries, and the

Purchaser shall be entitled to assign to a Company or a Purchasing Subsidiary any individual claim it may have against Seller under this Agreement or any agreement entered in the context of the transaction contemplated by this Agreement. Any other remedy and, in particular, the rescission of the Agreement is excluded, to the extent permissible under applicable Swiss law.

5.4	Limitations

5.4.1	De Minimis. Seller shall have no obligation to pay any amounts under art. 5.3 of this Agreement unless:

(i)	the amount to be paid as indemnification exceeds CHF 75,000.— (such amount not to be deducted from Purchaser’s total indemnity claim under this art. 5) for each individual breach, whereby various breaches arisen from a similar matter having the same cause or the same matter shall be aggregated and count as one individual breach, and

(ii)	the aggregate amount of the amounts described in (i) above exceeds CHF 2 million (such amount not to be deducted from Purchaser’s total indemnity claim under this art. 5).

5.4.2	Maximum Amount. Any payments of the Seller for breaches of representations and warranties set forth in this Agreement, but including payments under art. 6, shall be limited to CHF 100 million (in words: CHF onehundredmillion).

5.4.3	Exempt Representations and Warranties. None of the limitations described in art. 5.4.1 and 5.4.2 shall apply to the representations and warranties set forth in art. 4.1, 4.2, 4.3 and 4.9 of this Agreement or to any obligation to transfer title free and clear of encumbrances or rights of third parties.

5.4.4	Exclusion of Liability. Seller shall not be liable in respect of a claim of Purchaser for breach of warranties and representations:

(i)	if and to the extent that any provision, reserve, debt or expense for the matter giving rise to the claim was specifically taken into account in the Financial Statement, in the computation of the Closing Date Net Working Capital Amount or in Schedule 1.3a;

(ii)	if and to the extent that the matter giving rise to a claim under art. 4, except for a claim brought under art. 4.13 or 4.14, was disclosed in one of the Schedules attached to this Agreement, in the Due Diligence Material, in the information memorandum dated June 2002, in the written material distributed to Purchaser upon the occasion of the management presentation on July 11, 2002, or in the written information provided in the course of the negotiation of this Agreement, all to the extent the issue was fairly addressed in such written document disclosed by Seller to Purchaser;

(iii)	if and to the extent that Purchaser, the Purchasing Subsidiaries or the Companies are entitled to claim compensation of any loss or damages suffered by them under the terms of any insurance policy issued to or for the benefit of the Seller or one of the Selling Subsidiaries or from any other third party; such defense may, however, be raised only if the Purchaser, the Purchasing Subsidiaries or the Companies are actually compensated by the insurance company or the third party concerned within 60 days after the claim has been notified to such insurance company or third party. After the expiry of such 60 days deadline Seller may not raise such defense if the Purchaser, the Purchasing Subsidiaries or the Companies have assigned to Seller the claim against the insurance company or the third party.

(iv)	if and to the extent that any Tax for which Purchaser, the Purchasing Subsidiaries or the Companies are liable is reduced (taking into consideration the compensation payment by Seller) as a result of any matter giving rise to a claim of Purchaser under the above representations and warranties;

(v)	if and to the extent that any damage or loss was caused on or after the Closing Date by any act or omission of Purchaser or the Purchasing Subsidiaries or by the fact that Purchaser, or the Purchasing Subsidiaries have failed to take the necessary steps to mitigate the damage caused by a breach of a representation or warranty.

5.5	Procedure with Third Parties and Authorities. If a breach of a representation or of warranty exists because any authorities or third parties raise claims against the Companies, or the Purchasing Subsidiaries or if the Companies or the Purchasing Subsidiaries in connection with such a breach have to enforce any rights or claims against authorities or third parties, such negotiations and proceedings shall be carried on in accordance with the reasonable instructions of Seller who if Seller has fully compensated Purchaser may also take over such negotiations and proceedings or, the Companies or the Purchasing Subsidiaries against such claim conduct them himself for the account of the Companies. The Companies in any event may not settle any such claims without Seller’s consent, which shall not be unreasonably withheld or delayed.

5.6	Sale of Receivables. If and to the extent that any of the receivables acknowledged in the computation of the Closing Date Net Working Capital Amount cannot be collected by the Purchaser within 90 calendar days after their respective due dates, the Purchaser shall at any time have the right to sell such receivables to the Seller, and the Seller shall purchase such receivables from the Purchaser, for a consideration equal to their respective face value less the pro-rated portion of the reserves for doubtful receivables (plus interest thereon at a rate of 6 % from the due date to the date of payment by Seller). Such consideration and interest shall be payable in cash, upon (Zug um Zug) the assignment of the receivables, on the fifth Business Day after the Purchaser has requested the sale. The limitations contained in art. 5.4 shall not apply to the Purchaser’s rights under this art 5.6.

5.7	No Application to Indemnities and Covenants. Subject to art. 5.4.2, this art. 5 is not applicable to the indemnities set forth in art. 6 and art. 8 of this Agreement.

ARTICLE 6
Indemnities

6.1	Environmental Indemnification

6.1.1	Management of Environmental Issues. Certain environmental issues (including certain preexisting contamination of soil and ground water) of the Höchst site are managed by InfraServ GmbH & Co. Höchst KG. Certain environmental issues (including any preexisting contamination of soil and ground water of the Tarragona site (for conventional emulsions) are managed by Clariant. Through rent and infrastructure service charges Purchaser will participate in the costs of the ongoing environmental management of these two sites. At the sites owned by the Companies and the Tarragona site for VAE emulsions the Purchaser or the Purchasing Subsidiary concerned are responsible for the management of any environmental issues (including any preexisting contamination of soil and ground water) after the Closing Date, subject to the provisions of this article 6.

6.1.2	Indemnification of Purchaser. Under no circumstances shall Purchaser be responsible for “Geschäftsbereichsaltlasten” of Clariant (as such term is used in the articles of association of InfraServ GmbH & Co. Höchst KG) existing on the Closing Date, and Clariant GmbH shall indemnify the Purchaser against any claim relating to “Geschäftsbereichsaltlasten” at the Höchst site. Furthermore, Seller shall indemnify and hold harmless Purchaser, the Purchasing Subsidiaries and the Companies with regard to the Business from and against any Environmental Liabilities resulting from any acts, omissions or circumstances caused or existing prior to the Closing Date, provided, however, that such indemnification and hold harmless in relation to Spain and Germany is not given by Seller, but shall be given by Clariant Iberica S.A. and Clariant GmbH, respectively, and Seller warrants that such indemnification will be paid. Any environmental contamination caused by or relating to substances connected to the Business (including “Zersetzungsprodukte”) and that have not been used or generated on the respective facilities or other premises transferred by this Agreement on or after the Closing Date, as demonstrated by the Purchaser, shall be deemed as having occurred or existed prior to the Closing Date. At the request of the Seller, such demonstration shall include an affidavit of the person responsible for the management of such facility or premises. Certain environmental management costs of the Höchst site and the Tarragona site charged to Purchaser and Purchasing Subsidiaries or – as the case may be – borne by the Companies as described in art. 6.1.1 (but not “Geschäftsbereichsaltlasten”) and further defined in Schedule 6.1.2 are exempt from such indemnification. No indemnity shall, furthermore, be paid if and to the extent that any provision, reserve, debt or expense for the specific matter giving rise to a claim was specifically taken into account in the Financial Statement, in the computation of the Closing Date Net Working Capital Amount or in Schedule 1.3a.

If any building, machine or other piece of equipment used in the Business is required to be modified or replaced due to a change of law or regulation after the Closing Date, all costs, expenses and losses associated therewith shall be borne by Purchaser.

6.1.3	Indemnification of Seller. Purchaser shall indemnify and hold harmless Seller and/or Seller’s Affiliated Companies from and against any Environmental Liabilities to the extent Seller has proven that they are a result from any acts, omissions or circumstances caused on or after the Closing Date in connection with the Business (and not already caused or existing prior to the Closing Date).

6.1.4	Shared Liability. With respect to Environmental Liabilities resulting both from (i) acts, omissions and circumstances caused or existing prior to the Closing Date and (ii) acts, omissions and circumstances caused or existing on or after the Closing Date, Seller and Purchaser shall bear the respective liability prorated in relation to the degree of Environmental Liabilities which was caused or existing (a) prior to or (b) on or after the Closing Date.

6.1.5	Undeterminable Contamination. If it cannot be proven by either Party that the respective liability results from an act, omission or circumstances for which, pursuant to art. 6.1.2 and 6.1.3, the other Party is responsible, or if it cannot be proven for which degree the respective other party is responsible pursuant to art. 6.1.4, then the respective Environmental Liability shall be prorated between Seller and Purchaser as follows:

Year of Discovery after the Closing Date	Share of Seller	Share of Purchaser

0 - 2	100%	0%
3 - 4	80%	20%
5 - 6	60%	40%
7 - 8	40%	60%
9 - 10	20%	80%
11 and after	0%	100%

6.1.6	Conditions. The indemnification by Seller provided for in art. 6.1 of this Agreement is subject to the following conditions:

6.1.6.1	The Environmental Liabilities (i) are a result of (1) regulations that were actually enforced, (2) judicial or administrative orders, or (3) judgments arising out of actions brought by any governmental agency or any other person against the Purchaser, the Companies, or the Purchasing Subsidiaries, and

Purchaser has provided Seller with notice of such actions and has allowed Seller the right, at Seller’s own election, to participate in the defense against such claim or action or (ii) (1) are the result of a negotiated judicial or administrative consent agreement, decree, permit, or remedial plan, or (2) are voluntarily incurred for environmental remedial actions, reasonably necessary to prevent a judicial or administrative obligation that is otherwise threatened to be actually enforced, provided that before the Purchaser, the Companies or the Purchasing Subsidiaries voluntarily enters into such agreement or order pursuant to (ii) (1) or (2) Purchaser has provided Seller with written notice of the need for such actions and obtained Seller’s consent in writing (such consent not to be withheld or delayed unreasonably) or (iii) are the result of any actions of Purchaser to avert an imminent danger. Notwithstanding the above, the obligation of the Parties to mitigate damages shall always apply.

6.1.6.2	In the event of an indemnification under this art. 6.1 for which Seller’s share of the Environmental Liability is fifty (50) % or more, Purchaser shall allow Seller, upon Seller’s request, to conduct and control the remedial actions, unless Purchaser has reasonable ground to conduct the remediation himself. In any event, Seller and Purchaser shall cooperate in the activities described in art. 6.1 and shall not unreasonably withhold or delay their consent or any other action reasonably required.

6.1.6.3	Purchaser, the Companies and/or the Purchasing Subsidiaries have not provoked an order, decree or similar act of competent authorities by undertaking any digging or drilling on the premises used by them without sound business reasons applying the same principles as used for the conduct of Purchaser’s other business.

6.1.6.4	The conditions in this art. 6.1.6 shall, vice versa, also apply to any indemnification by Purchaser provided for in art. 6.1.3 of this Agreement.

6.1.7	Maximum Amount. The total indemnity to be paid by Seller or Purchaser respectively under this art. 6.1, but including payments under art. 4 and art. 5, shall be limited to CHF 100 million (in words: CHF onehundredmillion).

6.2	Tax Indemnification

6.2.1	Indemnification. Seller shall indemnify and hold harmless, the Purchasing Subsidiaries from all Taxes in connection with the Business conducted by the Selling Subsidiary which relate to the time period prior to the Closing Date and any damages and expenses arising from the non-payment of such Taxes prior to such date. No indemnity has to be paid if and to the extent that any provision, reserve, debt or expense for such Taxes has been taken into account in the Financial Statement or in the calculation of the Closing Date Net Working Capital Amount.

Seller shall, furthermore, indemnify Purchaser for any Swedish income taxes that become due because Clariant Emulsion Norden AB and Clariant Emulsion Holding AB are merged after January 1, 2003 but before December 31, 2004 including any taxes that are caused by the fact that before the Closing Date certain shares of Clariant Emulsion Norden AB have been transferred to Clariant Emulsion Holding AB. No payment is due under this indemnity for taxes due according to chapter 37 section 27 of the Swedish Income Tax Act (1999.1229).

6.2.2	Right to Participate in Tax Audits. Seller has the right to participate in all audits concerning Taxes relating to the Business and the time prior to the Closing Date. Seller shall participate through an auditor or tax advisor who shall exercise Seller’s rights. Seller shall furthermore have the right to request – at Seller’s own expense – the filing of appeals against the assessment of Taxes, which result from such audits, if and to the extent such tax assessment relates to the time prior to the Closing Date. In the event that Seller elects to exercise such right, Purchaser shall make available to

Seller or cause to be made available all relevant documentation reasonably necessary for any instructions on the filing of appeals. Purchaser shall furthermore ensure that the Purchasing Subsidiaries assist Seller free of charge in any tax procedures relating to the Business and the time prior to the Closing, it being understood that any external costs reasonably incurred by Purchaser, the Companies or a Purchasing Subsidiaries in this connection shall be reimbursed by Seller.

6.3	Indemnification regarding Transferred Employees. The Transferred Employees are transferred from the Selling Subsidiaries to the Purchasing Subsidiaries in accordance with the Local Agreements and with applicable law. With regard to such employees the parties grant each other the following indemnifications:

6.3.1	Indemnification of Purchaser. Unless the Personalvertrag set forth in Schedule 6.3.1 provides for a different solution with regard to the employees transferred by Clariant GmbH, Seller shall indemnify Purchaser and the Purchasing Subsidiaries for any claims of the Transferred Employees relating to periods before the Closing Date including (i) any claims for any vacation and overtime accrued before the Closing Date and (ii) any claims for a prorated portion (January 1, 2002 until the Closing Date) of any year end bonus and similar payments for the year 2002 to be paid to Transferred Employees. Seller or the Seller’s Affiliated Companies shall, either directly pay or indemnify Purchaser and the Purchasing Subsidiaries for 100 % of the stay-on bonuses described in Schedule 4.18 and any further stay-on bonuses granted by Seller, the Selling Subsidiaries or the Companies until the Closing Date. Seller shall, furthermore, indemnify Purchaser, the Companies or the Purchasing Subsidiaries for any claims of Transferred Employees who object to their employment agreement being transferred to the Purchasing Subsidiaries and, therefore, according to applicable law, are not transferred to the Purchasing Subsidiaries concerned.

The indemnity shall not be paid if and to the extent that any provision, reserve, debt or expense for the matter giving rise to a claim was taken into account in the Financial

Statement or in the computation of the Closing Date Net Working Capital Amount.

6.3.2	Indemnification of Seller. Purchaser shall indemnify Seller and the Selling Subsidiaries for any claims of Transferred Employees relating to periods after the Closing Date and for any claims for year end bonuses and similar payments for the year 2002 for which Seller, pursuant to art. 6.3.1 of this Agreement, is not liable.

6.3.3	Employees’ Inventions. Certain jurisdictions as, in particular, Germany provide for special compensation to be paid to employees for inventions, such compensation to be paid during the time the invention is used. Seller or, as the case may be the Selling Subsidiary concerned shall be responsible for such compensation accrued due to use of employees’ inventions before the Closing Date, whereas Purchaser or, as the case may be the Purchasing Subsidiary shall be responsible for such compensation accrued due to use of employees’ inventions after the Closing Date, independent of whether or not such employees are transferred to Purchaser. The Parties shall indemnify each other if and to the extent a Transferred Employee raises against one Party a claim for which the other Party is responsible under this art. 6.3.3.

6.4	Indemnification for Excluded Liabilities. Seller shall indemnify and hold harmless Purchaser, the Purchasing Subsidiaries and the Companies from all Excluded Liabilities. For product liability claims involving Mowilith products outside Europe, the United States and Canada or within Europe but involving TLP products, Seller will immediately assume defense of any cases and will defend, indemnify and hold harmless Purchaser, the Purchasing Subsidiaries and the Companies until Seller proves that Purchaser, the Purchasing Subsidiaries or the Companies produced and/or sold after the Closing Date the product at issue.

6.5	Indemnification for Borvi S.A. Seller shall indemnify and hold harmless Purchaser, the Purchasing Subsidiaries and the Companies for any claim (net of tax effect) based on the activities of Borvi S.A., unless and to the extent the matter giving raise to the claim was taken into account in any provision, reserve, debt or expense in the financial statements of Clariant Emulsion AB.

ARTICLE 7
Product Liability / Liability Insurance

Seller shall indemnify and hold harmless Purchaser, the Purchaser’s Affiliated Companies and the Companies from any claim related to products produced and sold by the Companies or the Selling Subsidiaries prior to the Closing Date and that are based on an occurance prior to the Closing Date, unless such liabilities and obligations entitles Seller or Seller’s Affiliated Companies to a claim against Purchaser or Purchaser’s Affiliated Companies under applicable law or supply contracts. In case of a warranty claim falling within the responsibility of the Seller under this art. 7, the Parties shall cooperate in good faith and the Purchaser and the Purchasing Subsidiaries shall endeavor to settle such claims by delivering a replacement product or re-processing the product to be charged to Seller at manufacturing cost plus 8%.

Purchaser, the Companies and the Purchasing Subsidiaries shall be fully responsible for adequate insurance coverage on and after the Closing Date. Seller shall provide for an adequate insurance for the benefit of the Purchaser, the Purchaser’s Affiliated Companies and the Companies covering claims related to the products of the Business sold before the Closing Date and that are based on an occurance prior to the Closing Date but are claimed within 2 years after the Closing Date. Any amount paid under such insurance policies to the Purchaser, the Purchaser’s Affiliated Companies or the Companies shall be deducted from any claims Purchaser may have under this Agreement against Seller with regard to the damage concerned.

For a period of 2 years after the Closing Date Seller shall indemnify any director or officer who holds such position in a Company or is transferred with the Business to the Purchaser, Purchaser’s Affiliated Companies or the Companies with respect to any act or omission that occurred prior to the Closing Date, including any covered activity that such person may be held responsible for in the context of the transaction contemplated by this Agreement, provided that such act or omission would be covered by a standard appropriate D&O insurance; provided, however, that such indemnity shall be limited to an overall amount of CHF 500,000 and shall not be applicable to any claims of Purchaser, the Purchaser’s Affiliated Companies and the Companies against such director or officer.

ARTICLE 8
Covenants

8.1	Covenants not to compete

8.1.1	Covenant of Seller. Seller is prohibited for a period of 3 (three) years for Europe and 5 (five) years for the United States and Canada after the Closing Date to directly or indirectly through Affiliated Companies (in particular, without limitation, through the Affiliated Companies listed in Schedule 8.1.1 which own emulsion manufacturing equipment), manufacture, have manufactured by third parties, or sell (including resale) within Europe, the United States and Canada emulsions for any applications outside TLP. Seller, furthermore, is prohibited for a period of 3 (three) years for Europe and 5 (five) years for the United States and Canada after the Closing Date to directly or indirectly, manufacture, have manufactured by third parties or sell (including resale) emulsion powder for any application on a worldwide basis (excluding Japan, China, Vietnam, South Korea and Malaysia).

The following activities, however, are exempt from such non-compete covenant:

(i)	The current or future business of Seller and of Seller’s Affiliated Companies in emulsions for applications in TLP, Acrylic Technology and Ink Jet Paper Coating Technology.

(ii)	The current or future business of Seller and of Seller’s Affiliated Companies relating to emulsions outside Europe, the United States or Canada.

(iii)	The acquisition of other companies or mergers with other companies which as a side line manufacture and/or sell emulsions and/or emulsion powders, provided that such competing business does not exceed 25% of the annual revenues of the acquired or merged entity.

(iv)	Any activities that are required in the context of agency, distribution or toll manufacturing agreements concluded with Purchaser or Purchaser’s Affiliated Companies.

8.1.2	Covenant of Purchaser. Purchaser is prohibited for a period of 2 (two) years after the Closing Date to directly or indirectly through Affiliated Companies manufacture, have manufactured by third parties or sell (including resale) within Japan, Vietnam, South Korea and Malaysia, (i) emulsions for any applications (a) based on Acrylic Technology or Ink Jet Paper Coating Technology or (b) emulsions that are transferred under this Agreement or manufactured using Transferred Intellectual Property Rights and (ii) emulsion powder that are transferred under this Agreement or manufactured using Transferred Intellectual Property Rights for any application.

The following activities, however, are exempt from such non-compete covenant:

(i)	The acquisition of other companies or merger with other companies which has a side line manufacture and/or sell emulsions and/or emulsion powders provided that such competing business does not exceed 25% of the annual revenues of the acquired or merged entity.

(ii)	Any activities that are required in the context of agency, distribution or toll manufacturing agreements concluded with Seller or Seller’s Affiliated Companies.

8.1.3	Obligation to pass on non-compete covenants

Seller and Purchaser herewith undertake to pass on the covenants of non-compete as stipulated in art. 8.1.1 and 8.1.2, respectively, to a potential purchaser of all or part of the Business (for Purchaser) or a potential purchaser of all or part of Clariant Polymers KK or Clariant (Mexico) S.A. de C.V. or their respective assets (for Seller).

8.2	Transfer of Distribution Rights and Distribution Know-how

8.2.1	Transfer of Distribution Know-how and Information. Seller shall transfer or cause certain of its Affiliated Companies to transfer to Purchaser or to a company designated by Purchaser all the know-how and information Seller and its Affiliated Companies (other than Selling Subsidiaries) have relating to their sale and distribution activities regarding (i) emulsions within Europe, the United States and Canada limited to applications other than (a) TLP and (b) Ink Jet Paper Coating Technology and (ii) emulsion powder on a worldwide basis (excluding Japan, China, Vietnam, South Korea and Malaysia). Any know-how and information relating to activities being exempt from the covenant not to compete as per art. 8.1 of this Agreement shall, however, not be transferred. The know-how and information to be transferred shall include in particular:

•	Data on emulsion/emulsion powder;

•	Correspondence with customers on orders of emulsion /emulsion powders

(such obligation to be limited to correspondence exchanged in the last three years before the Closing Date plus any older documentation, if still of legal relevance);

•	All documents on the sale and the distribution of emulsion /emulsion powders as available on the Closing Date.

8.2.2	Transfer of Distribution Rights. Without limiting Seller’s obligation to transfer the Business as elsewhere provided for in this Agreement, Seller shall cause all its Affiliated Companies listed in Schedule 8.2.2 to transfer as of the Closing Date the distribution and/or agency rights for (i) emulsions for Europe, the United States and Canada other than (a) TLP and (b) Ink Jet Paper Coating Technology and (ii) emulsion powder on a worldwide basis (excluding Japan, China, Vietnam, South Korea and Malaysia) to the Purchaser or to a company designated by Purchaser.

In particular, and without limiting Seller’s non-compete-obligations pursuant to art. 8.1, Seller shall ensure that its Affiliated Companies listed in Schedule 8.2.2:

•	cease to sell and distribute as of the Closing Date any emulsions and emulsion powders, unless and to the extent (i) the Affiliated Company concerned has concluded a valid agency agreement with Purchaser pursuant to art. 8.2.5 of this Agreement, (ii) or Purchaser otherwise in writing has authorized the Affiliated Company concerned to distribute and/or sell emulsions and/or emulsion powders or (iii) the Affiliated Company concerned does not violate art. 8.1 of this Agreement with such activity;

•	transfer on the Closing Date to Purchaser or to a company designated by Purchaser all the orders for emulsion powders on a worldwide basis (excluding Japan, China, Vietnam, South Korea and Malaysia) and emulsions (for Europe as far as they do not exclusively relate to applications in the TLP and Ink Jet Paper Coating Technology) that have not been fulfilled on the Closing Date (combined orders are split); the Purchaser assumes full responsibility for the fulfillment of such orders.

8.2.3	Seller’s Indemnity. Seller shall hold harmless Purchaser and the Purchasing Subsidiaries from any claims, which may be made by Seller’s Affiliated Companies or any third party in connection with the transfer of know-how and information described in art. 8.2.1 of this Agreement.

Seller shall indemnify and hold harmless Purchaser, the Companies and the Purchasing Subsidiaries from any liabilities in connection with the distribution and agency rights of Seller’s Affiliated Companies listed in Schedule 8.2.2 relating to the period prior to Closing Date, including but not limited to criminal or administrative fines or civil suits relating to alleged violations of anti-trust laws or regulations or laws against corruption, bribery or the like. Seller represents and warrants that the Business to Seller’s best knowledge is not and has not been involved in any such unlawful activity. Purchaser shall not assume any outstanding liabilities or obligations (including contingent liabilities and obligations) against Seller or Seller’s Affiliated Companies under the transferred distribution rights.

8.2.4	Agency Agreements. Purchaser may – at its choice – upon the Closing Date enter into agency agreements with Seller’s Affiliated Companies listed in Schedule 8.2.4a in the form set forth in Schedule 8.2.4b. Purchaser, Purchaser’s Affiliated Companies or the Companies shall buy at DDP (Incoterms) at the location of the inventory within 30 days after the Closing Date from the Affiliated Companies listed in Schedule 8.2.4a the existing stock of products of the Business purchased by such Affiliated Companies in the ordinary course of business. Purchaser shall conclude with Seller the agency agreement set forth in Schedule 8.2.4.c that enables Seller and Seller’s Affiliated Companies to sell emulsions for VAE non-woven manufactured by Purchaser for three years after the Closing Date.

8.3	Actions of Seller before/on Closing

8.3.1	Termination of Agreements between the Companies and Seller. Except as otherwise provided by this Agreement, on the Closing Date all agreements existing between (i) the Business on one hand and (ii) Seller or any Affiliated Companies of Seller on the other hand shall be automatically terminated. The termination of such agreements shall not oblige the Purchaser, the Companies or the Purchasing Subsidiaries to make any payments in compensation of the termination such as for example severance payments or any payment for a notification period extending beyond the Closing Date.

8.3.2	Conclusion of Service, Toll Manufacturing, Lease and IT Agreements. Seller and the Selling Subsidiaries shall on the Closing Date conclude with the Purchaser, the Purchasing Subsidiaries and the Companies the service, toll manufacturing, and lease agreements substantially in the form and with the terms as set forth in Schedule 8.3.2a. Purchaser and Seller shall enter into a service agreement related to IT substantially based on the terms as set forth in Schedule 8.3.2aa. If it should become foreseeable that the target date of January 1, 2003, for the implementation of the project as described in Schedule 8.3.2aa will not be achieved, or if the Closing takes place prior to that target date, the Parties will agree in good faith on an interim solution that allows the continuation of the Business.

Purchaser is aware that the Purchasing Subsidiary which takes over the facilities at the Höchst site will have to enter into a long-term lease agreement for the land used by the Business at the Höchst site as set forth in Schedule 8.3.2b substantially at the same terms as in effect for the Business immediately before the Closing Date and must contract with InfraServ GmbH & Co. Höchst KG at least for the mandatory site services listed in Schedule 8.3.2c.

Purchaser is aware that the Purchasing Subsidiary that takes over the facility at the

Tarragona site will have to enter into a long-term lease agreement for the land it uses on the Tarragona Site for the production of conventional emulsions as set forth in Schedule 8.3.2d substantially at the same terms as in effect for the Business immediately before the Closing Date and must contract with Clariant Iberica S.A. at least for the mandatory site services listed in Schedule 8.3.2e.

The Seller represents and warrants (except regarding InfraServ GmbH & Co. Höchst KG) that these agreements will be offered on or immediately after the Closing Date at substantially the same terms as applicable prior to the Closing Dates, and indemnify Purchaser, the Purchasing Subsidiaries or the Companies against any negative impact (cost or otherwise), if and to the extent such unchanged terms are not offered to Purchaser, the Purchasing Subsidiaries or the Companies.

8.3.3	Information of Employees. Seller shall comply and represents and warrants that the Selling Subsidiaries comply before the Closing Date with all legal requirements regarding information of and consultation with the Transferred Employees. Seller shall inform Purchaser on such requirements and on the form and content of the information to be disclosed to the employees and shall coordinate such information with the Purchaser.

8.4	Sale of Clariant Emulsion Norden AB. Purchaser shall ensure that Clariant Emulsion Norden AB is not sold by Clariant Emulsion Holding AB before January 1, 2003.

8.5	Conduct of Business. Seller represents and warrants that from the date hereof until the Closing Date without prior written approval of Purchaser:

–	no action and decision regarding the employment of managers or other key employees which could have a material effect on the Business shall be taken by itself or by the Companies;

–	no new employee is engaged for and no current employee of Seller or Seller’s Affiliated Companies is transferred to the Business, except for employees with an annual salary not exceeding CHF 100,000.— which are necessary to carry on the Business;

–	no new investment in fixed assets is made as far as such investment on an individual basis exceeds the amount of CHF 500,000.—.

The transactions made in compliance with art. 8 and art. 9 are exempt from this provision.

8.6	Supply of PVOH. Purchaser undertakes that Purchaser, the Purchasing Subsidiaries and the Companies will purchase PVOH needed for the Business for a period of up to 4 years from the Closing Date substantially on the terms set forth in the agreement attached as Schedule 8.6.

8.7	VAM. The Parties undertake to negotiate in good faith an agreement regarding the use of the technology to produce emulsions below 100 ppm residual VAM in accordance with the key terms listed in Schedule 8.7.

8.8	Future use of DBM. Seller will pay to Purchaser an amount of EURO 8 million in case (i) a change in legislation would become effective either in the EU or in the Netherlands within 3 years from the date hereof, which change would no longer permit the utilization of DBM for polymer emulsions for cheese coatings and (ii) a process to manufacture alternative polymer emulsions for cheese coatings without DBM should not be developed and such emulsions manufactured by Purchaser on commercial scale manufacturing equipment are not validated by at least 2 commercial customers within 3 years from the Closing Date, despite diligent development, scale up and marketing efforts (including reasonable, necessary investments).

8.9	Amendments of existing supply agreement. The Parties shall amend the existing supply agreements for acetic acid and acetic anhydride so that, inter alia, their term is extended until December 31, 2006.

8.10	Good Faith Cooperation. The Parties shall use all reasonable good faith efforts before and after the Closing Date to take all actions and to do all things necessary, proper and advisable to consummate the transaction contemplated in this Agreement.

ARTICLE 9
Intellectual Property

9.1	Licenses

9.1.1	Grant of License regarding emulsion applications to Seller for the use of the Transferred Intellectual Property. Purchaser herewith grants or ensures that Purchasers Affiliated Companies grant Seller a royalty free, perpetual, sole (unless stated otherwise herein) and exclusive license to use the Transferred Intellectual Property and any intellectual property and know-how owned by the Companies for applications and in the territories as set forth hereafter (this license is not applicable to trademarks to which art. 9.2 of this Agreement applies). This license entitles Seller and its Affiliated Companies to use such know-how for its emulsion business outside Europe, the United States and Canada and for emulsions for TLP worldwide, it being understood that to the extent the license is based on VAE technology such license shall encompass only the use of VAE Emulsions for TLP and shall specifically exclude any right to manufacture VAE Emulsions regardless of whether this manufacturing pertains to emulsions for their use within TLP or to emulsions for their use outside TLP. This license encompasses the right to grant sublicenses and have toll manufacturers produce products for Seller and its Affiliated Companies. Seller understands that this license shall be (i) a sole and exclusive license regarding TLP and (ii) an exclusive but not a sole license outside TLP, i.e. that Purchaser, the Companies, the Purchasing Subsidiaries and any of Purchaser’s Affiliated Companies shall be free in their use of the Transferred Intellectual Property and any intellectual property and know-how in any non-TLP area of application and in any territory of the world with the exception of the countries listed in Schedule 9.1.1. Purchaser is aware of the fact that a sublicense will, in particular, be granted to Resiquimica Ltda for the territory of Portugal only, and that such license will not include a license regarding any trademark transferred or licensed under this Agreement.

Seller shall, however, not use the Transferred Intellectual Property and the intellectual property and know-how owned by the Companies within Europe, United States and Canada, for the scope the emulsion business in Europe, United States and Canada for emulsion applications that are part of the Business and shall cause its Affiliated Companies not to use such intellectual property and know-how within these territories, unless otherwise provided for in this Agreement.

9.1.2	Licenses regarding Emulsion Powder. Purchaser herewith grants Seller a royalty free, perpetual, sole and exclusive license to use the Transferred Intellectual Property to use such know-how for its emulsion powder business within Japan, China, Vietnam, South Korea and Malaysia. This license encompasses the right to grant sub-licenses and the right to transfer the license.

Seller herewith grants Purchaser a royalty free, perpetual, sole and exclusive license to use any intellectual property and know-how developed by Clariant Polymers KK prior to the Closing Date to use such know-how for its emulsion powder business worldwide with the exception of Japan, Vietnam, South Korea and Malaysia. This license encompasses the right to grant sub-licenses and the right to transfer the license.

The licenses as per the previous two paragraphs of this art. 9.1.2 shall be sole and exclusive for the first two years after the Closing Date and exclusive thereafter.

9.2	Trademarks. The Trademarks listed in Schedule 9.2 are transferred to Purchaser or the Purchasing Subsidiaries as part of the Transferred Intellectual Property and may be used by them in the territories for which such trademarks are registered.

9.2.1	Interim Use of Transferred Trademarks by Seller. Seller and Seller’s Affiliated Companies shall cease to use the trademarks listed in Schedule 9.2 for any activities in the territories listed in such Schedule within six months after the Closing Date; Purchaser, the Companies and Purchaser’s Affiliated Companies shall cease to use the trademarks that are owned by Seller and Seller’s Affiliated Companies and not listed in Schedule 9.2, i.e. MOWILITH, MOWITON and SENSITAC for any activities no later than six months after the Closing Date, except to the extent permitted by any other written agreement or understanding.

9.2.2	Name and Trademark Clariant. Purchaser shall ensure that the Companies and the Purchasing Subsidiaries cease to use the Name and Trademark “Clariant” within three months after the Closing Date. They shall in particular cease to use such name on any document (including but not limited to stationery, promotional material, invoices, etc. irrespective of whether in paper or electronic form) within such period. The Purchaser shall also ensure that the Companies within three months after the Closing Date change their names by deleting the word “Clariant” and make the appropriate filing with the competent authorities. As far as the Companies own domain names containing the word “Clariant” the Purchaser shall cause the Companies to transfer such domain names within three months after the Closing Date free of charge to Seller. For the right to use the trademark “Clariant” during such transition period the Purchaser shall pay 2 % on the turnover achieved by the Business during such three months period. Such license fee shall be deemed included in the Total Net Purchase Price and consequently shall – on the basis of an estimate of such turnover – be taken into account in the allocation of the Total Net Purchase Price pursuant to art. 2.2 of this Agreement.

Seller acknowledges and agrees that it is the intent of the Purchaser to discontinue the use of the trademark Clariant on products, literature, as part of company names etc. as soon as practically possible. Practical solutions, etc. the use of stickers covering the trademark "Clariant" on literature etc. will be instituted. However, Purchaser shall have no obligation to repackage the product or reprint literature prior to depletion of inventory.

ARTICLE 10
Transfer of Management Responsibility and Directors

10.1	Transfer of Management Responsibility. At the Closing, Purchaser takes over full responsibility for the management and operations of the Business.

10.2	Resignations of Directors. At the Closing Date Seller shall remit to Purchaser resignations of the Companies’ directors listed in Schedule 10.2 and Purchaser accepts such resignation as of the Closing Date.

Purchaser agrees to hold an extraordinary shareholders’ meeting of the Companies immediately after the Closing Date and to elect new directors at such meeting. Purchaser agrees to grant complete discharge to the present directors at the next shareholders meeting where such discharge would normally be an agenda item, and provided applicable law allows such discharge. The consent of Purchaser to the Companies’ financial statements and the discharge of the directors in a shareholders’ meeting does not operate as a waiver of Purchaser’s claims under art. 4, 5 and 6 of this Agreement.

ARTICLE 11
Relation to Local Agreements

If there is any conflict between this Agreement and the Local Agreements this Agreement takes precedence over the Local Agreements.

Only the representations, warranties and indemnities contained in this Agreement are applicable to the sale of the Business described in this Agreement. These representations, warranties and indemnities take precedence over and exclude the application of any explicit or implied warranties, representations and indemnities contained in the Local Agreements. Purchaser and the Purchasing Subsidiary shall not raise against Seller and/or the Selling Subsidiaries any claims on the basis of the Local Agreements.

The Local Agreements contain certain price adjustment clauses. The relevant adjustment shall be equal to the adjustment calculated pursuant to art. 2.3 of this Agreement and attributed to the respective Local Agreement pursuant to art. 2.2 of this Agreement.

ARTICLE 12
Miscellaneous

12.1.	Taxes / Notarial Fees / VAT. Seller and the Selling Subsidiaries shall be liable for any Taxes assessed on the capital gain realized (i) in the sale of the Shares or (ii) in the sale of the Transferred Assets. Of the Swiss stamp taxes, the notarial fees for the notarization of this Agreement, if any, and any Local Agreement that requires notarization, and the costs of the transfer of the Transferred Assets Purchaser (or the Purchasing Subsidiaries) and Seller (or the Selling Subsidiaries) shall each pay 50%, except for the Swiss stamp tax payable in connection with the sale of the shares of

Clariant Emulsion Holding AB.

The Prices to be paid under the Local Agreements do not include VAT. If and to the extent VAT is due on such transactions, such tax shall be charged to the Purchaser or the Purchasing Subsidiary concerned, in addition to the price to be paid under the Local Agreements as further described in the pertinent Local Agreements.

12.2	Costs. Each Party bears the fees or other costs and expenses of its counsel and advisors.

12.3	Notice. Any notice, request, instruction or other document deemed by either Party to be necessary or desirable to be given to the other Party, shall be in writing and shall be telefaxed and confirmed by registered mail or courier and addressed as follows:

If to Purchaser: Celanese AG Attn. General Counsel Frankfurter Strasse 111 61476 Kronberg / TS Germany Fax: +49 69 / 305 - 827 31	Copy: Bruce A. Bennett Vice President of Celanese Ltd. 1601 W. LBJ Freeway Dallas, TX 75234 United States Fax: +1 972 443 8554

If to Seller: Clariant International AG Attn. General Counsel Rothausstrasse 61 CH-4132 Muttenz 1 Switzerland Fax: +41 61 469 65 08

Each Party may at any time change its address by giving notice to the other party in the manner described above.

12.4	No Waiver. The failure of any of the Parties to enforce a provision of this Agreement or any rights with respect thereto shall in no way be considered as a waiver of such provisions or rights or in any way to affect the validity of this Agreement. The waiver of any claim for breach of this Agreement by a Party hereto shall not operate as a waiver of any claim pertaining to another, prior or subsequent breach.

12.5	Entire Agreement. This instrument embodies the entire agreement between the Parties hereto with respect to the transaction contemplated herein and there have been and are no agreements or warranties between the Parties other than those set forth or provided for herein. This Agreement may be amended only in writing through a document signed by all the Parties hereto.

12.6	Binding on Successors. All of the terms, provisions and conditions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, successors and assigns.

12.7	Confidentiality/Announcements. Seller and Purchaser shall issue mutually agreed press releases after the Signing Date. None of the Parties shall before such release is issued issue any press releases, or otherwise make any public statements or any statements to the Business employees or to third parties (other than each Parties’ advisors) with respect to this Agreement without the prior written approval of the other Party.

This provision shall not hinder a party to comply with any statutory or stock market related disclosure obligations. If a Party has to make such disclosure it shall – if possible – notify the other Party prior to such disclosure.

12.8	Severability. If for any reason any provision of this Agreement shall be declared void or unenforceable, the remaining provisions shall remain valid. The parties shall replace the invalid or unenforceable provision by a valid and enforceable one, which as far as legally possible implements their commercial intent. The same shall apply in the event that the Agreement contains any omissions.

12.9	Subordinated Liabilities. Clariant AG herewith irrevocably and unconditionally warrants to cause the Seller and Selling Subsidiaries to comply with their obligations under this Agreement. Celanese AG herewith irrevocably and unconditionally warrants to cause the Purchaser, the Purchasing Subsidiaries and the Companies to comply with their obligations under this Agreement.

ARTICLE 13
Governing Law and Arbitration

13.1	Governing Law. This Agreement shall be subject to and governed by Swiss Law.

13.2	Arbitration. All disputes arising out of this Agreement or in connection with this Agreement shall be solely and finally settled by a court of arbitration consisting of three arbitrators in accordance with the international arbitration rules of the Zurich Chamber of Commerce. The place of arbitration shall be Zurich. The court of arbitration shall conduct the proceedings in the English Language (except to the extent the Parties may agree otherwise) and all awards shall be rendered in the English language.

IN WITNESS WHEREOF, the parties thereto have executed this Agreement as of the date and year first above written.

Seller: ——————————————	Purchaser: ——————————————

Agreed with respect to the obligation in art. 12.9:

—————————————— Clariant AG	—————————————— Celanese AG